SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For December 3, 2004

                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                      Form 20-F    X           Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes               No      X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)



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Company Announcement
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The following announcement was made pursuant to the Listing Rules of The Stock
Exchange of Hong Kong Limited. The securities described therein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and will be offered and sold only to non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy hereof may be taken into or distributed in the United States or to any U.S. persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold only in accordance with all applicable laws and regulations.


                                [LOGO OMITTED]
                                 CNOOC Limited
                             [Chinese Characters]
              (Incorporated in Hong Kong with limited liability)
                               (Stock Code: 883)

           PROPOSED ISSUE OF ZERO COUPON CONVERTIBLE BONDS DUE 2009
                      CONVERTIBLE INTO ORDINARY SHARES OF
                                 CNOOC LIMITED
                             - EXERCISE OF OPTION

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The Company announced on 25th November, 2004 a proposed issue of Bonds by its wholly-owned subsidiary, CNOOC Finance (2004). It is expected to be completed on 15th December, 2004. Notice to exercise all US$150,000,000 (approximately HK$1,165,500,000) of the Option has been received on 1st December, 2004. The Bonds are convertible into ordinary Shares in the Company. The estimated net proceeds of the Bond issue (on the basis that the US$150,000,000 Option will be completed), after deduction of commission and legal and administrative expenses are US$982,500,000 (approximately HK$7,634,025,000). At present the Directors intend that the net proceeds will be used for working capital and general corporate purposes including capital expenditure. No particular acquisition, projects or plans which will be funded by the Bonds Issue has been identified as at the date of this announcement.

Application will be made to the Stock Exchange for the listing of, and permission to deal in the Bonds and the Shares to be issued and allotted upon conversion of the Bonds.

Completion of the Option is expected to take place on 15th December, 2004, but is subject to the satisfaction and/or waiver of certain conditions. As the Bond issue generally and the Option in particular may or may not complete, Shareholders and prospective investors are advised to exercise caution when dealing in the securities of the Company.
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The Company announced on 25th November, 2004 the proposed issue of Bonds.
Terms used in that announcement are used with those defined meanings in this announcement, unless otherwise defined herein.

The initial issue of Convertible Bonds pursuant to the Subscription Agreement is expected to be completed on 15th December, 2004. Pursuant to the Subscription Agreement the Managers have




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given notice to the Issuer to exercise in full the Option in respect of all the Bonds subject to the Option. The exercise is in the aggregate principal amount of US$150,000,000 (approximately HK$1,165,500,000 million). Accordingly, the aggregate principal amount of the Bonds will be US$1,000,000,000 (approximately HK$7,770,000,000).

The Bonds are convertible into ordinary shares of par value HK$0.02 each in the share capital of the Company. The estimated net proceeds of the Bond issue (on the basis that the US$150,000,000 Option referred to in this announcement will be completed), after deduction of commission and legal and administrative expenses are US$982,500,000 (approximately HK$7,634,025,000 . At present the Directors intend that the net proceeds will be used for working capital and general corporate purposes, including capital expenditure. No particular acquisition, projects or plans which will be funded by the Bonds Issue has been identified as at the date of this announcement.

Application will be made to the Stock Exchange for the listing of, and permission to deal in the Bonds, and the Shares to be issued and allotted upon conversion of the Bonds.

Completion of the Option and the Bond issue generally is expected to take place on 15th December, 2004, but is subject to the satisfaction and/or waiver of conditions in the Subscription Agreement. As the Bond issue generally and the Option in particular may or may not complete, Shareholders and prospective investors are advised to exercise caution when dealing in the securities of the Company.

As at the date of this announcement, the Board comprises:

Executive Directors
Fu Chengyu (Chairman)
Jiang Longsheng
Zhou Shouwei
Luo Han

Independent non-executive Directors
Chiu Sung Hong
Dr. Kenneth S. Courtis
Dr. Erwin Schurtenberger
Evert Henkes

                                             By Order of the Board
                                                  Cao Yunshi
                                               Company Secretary

Hong Kong, 2nd December, 2004

In this announcement, US$ are translated into HK$ at an exchange rate of US$1 to HK$7.77 for the purpose of illustration.



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                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CNOOC Limited

                                    By:  /s/ Cao Yunshi
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                                        Name:   Cao Yunshi
                                        Title:  Company Secretary

Dated: December 3, 2004